
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13D-1 (b) AND (c)
                          AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               (Amendment No. 9 )*
                                             ---


                             Bio-logic Systems Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   090909 10 2
                            -----------------------
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 4 Pages

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-------------------------------                    -----------------------------
CUSIP NO.   090909102                 13G                 Page 2 of 4 Pages
          ---------------                                     ---  ---
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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Charles Z. Weingarten, M.D.

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                             5      SOLE VOTING POWER

                                    311,601 (See Item 4)
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       -0-
       REPORTING
        PERSON              ----------------------------------------------------
         WITH
                             7      SOLE DISPOSITIVE POWER

                                    311,601 (See Item 4)

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    -0-


--------------------------------------------------------------------------------


   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           311,601 (See Item 4)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]
           See Item 4
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.8%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!



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CUSIP NO.   090909102                 13G                 Page 3 of 4 Pages
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
Item 1(a).        Name of Issuer:  Bio-logic Systems Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                     One Bio-logic Plaza,
                     Mundelein, Illinois  60060

Item 2(a).        Name of Person Filing:  Charles Z. Weingarten, M.D.

Item 2(b).        Address of Principal Business Office or if none, Residence:
                   1032 Locust Road, Wilmette, Illinois 60091

Item 2(c).        Citizenship:  United States

Item 2(d).        Title of Class of Securities:   Common Stock, $.01 par value

Item 2(e).        CUSIP Number:  090909 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Inapplicable

Item 4.           Ownership:

         (a)      Amount Beneficially Owned: As of December 31, 1997, Dr.
                  Weingarten beneficially owned 311,601 shares of Issuer's
                  Common Stock, which includes 9,000 shares underlying options exercisable within 60 days and 40,000 shares owned by a corporation of which Dr. Weingarten has approximately 22% of the voting power. This amount does not include 4,500 shares underlying options not exercisable within 60 days.

         (b)      Percent of Class:  7.8%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  311,601
                  (ii)     shared power to vote or to direct the vote:  0
                  (iii)    sole power to dispose or to direct the disposition of:  311,601
                  (iv)     shared power to dispose of or to direct the disposition of:  0


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CUSIP NO.   090909102                 13G                 Page 4 of 4 Pages
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
Item 5.       Ownership of Five Percent or Less of a Class


              Inapplicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Inapplicable

Item 7.       Identification and Classification of Subsidiary Which Acquired the Securities


              Inapplicable

Item 8.       Identification and Classification of Members of the Group


              Inapplicable

Item 9.       Notice of Dissolution of Group


              Inapplicable

Item 10.      Certification


              Inapplicable

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998


By:           /s/ Charles Z. Weingarten
              ---------------------------------
              Charles Z. Weingarten, M.D.

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